EDGAR Submission Header Summary

Submission Type	**8-K**
Live File	**on**
Return Copy	**on**
Submission Contact	**Victoria A. Faw**
Submission Contact Phone Number	**304-769-1112**
Exchange	**NASD**
Confirming Copy	**off**
Filer CIK	**0000726854**
Filer CCC	**xxxxxxxx**
Period of Report	**08/08/11**
Item IDs	**2.02**
	9.01
Notify via Filing website Only	**off**
Emails	**vikki.faw@cityholding.com**

Documents

8-K	**form8-k.htm**
	CHCO Form 8-K, 2nd Quarter 2011 Earnings Release
GRAPHIC	**chcologo.jpg**
	CHCO logo
EX-99.1	**ex99-1.htm**
	Exhibit 99.1, Press Release
8-K	**submissionpdf.pdf**
	Printable copy of CHCO Form 8-K 2Q2011 Earnings & Exhibit

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
August 8, 2011



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: **0-11733**

West Virginia	**55-0619957**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 2 - Financial Information

Item 2.02 Results of Operations and Financial Condition.

On August 8, 2011, City Holding Company ("the Company") issued a news release, attached as Exhibit 99.1, announcing the Company's earnings results for the second quarter ended June 30, 2011. Furnished as Exhibit 99.1 and incorporated herein by reference is the news release issued by the Company.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

99.1   News Release issued August 8, 2011

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>August 8, 2011</u>   **City Holding Company**

By: /s/ David L. Bumgarner
<u>   </u>
David L. Bumgarner
Chief Financial Officer

NEWS RELEASE

For Immediate Release
August 8, 2011

For Further Information Contact:
Charles R. Hageboeck, Chief Executive Officer and President
(304) 769-1102

City Holding Company Announces Second Quarter Results

Charleston, West Virginia – City Holding Company, "the Company" (NASDAQ:CHCO), a $2.7 billion bank holding company headquartered in Charleston, today announced net income per diluted share for the second quarter of $0.64 compared to $0.68 per diluted share in the second quarter of 2010. Net income for the second quarter of 2011 was $9.8 million compared to $10.7 million in the second quarter of 2010 and $9.6 million in the first quarter of 2011. For the second quarter of 2011, the Company achieved a return on assets of 1.45%, a return on tangible equity of 15.2%, a net interest margin of 3.78%, and an efficiency ratio of 63.5%. For the first six months of 2011, the Company achieved a return on assets of 1.44%, a return on tangible equity of 14.9%, a net interest margin of 3.86%, and an efficiency ratio of 59.6%.

City's CEO Charles Hageboeck stated that, "City's results for the second quarter of 2011 are down slightly from the second quarter of 2010 due to the impact of lower interest income from our interest rate floors ($1.0 million) and nonrecurring interest income of $1.1 million related to a change in estimate associated with our previously securitized loans in the second quarter of 2010. While interest rates remain abnormally low and the economic recovery is murky, our results are favorable compared to our peers. Loans increased $28 million, or 1.5%, from March 31, 2011 and our asset quality continues to be strong with stable and relatively low levels of past due loans and our nonperforming assets decreased slightly from the first quarter. Reflecting the Company's success at anticipating credit challenges, net charge-offs for the quarter were only $0.8 million."

"City's financial position remains strong and healthy. Our balance sheet is positioned to benefit from future interest rate increases; we have stable core deposits; and we have strong capital and liquidity. Based upon our profitability, capital, and asset quality, City was recently recognized by Bank Director magazine as the third best performing bank among the largest 150 public banks in the U.S.," Hageboeck concluded.

City Holding Company is the parent company of City National Bank of West Virginia. City National operates 68 branches across West Virginia, Eastern Kentucky and Southern Ohio.

Forward-Looking Information

This news release contains certain forward-looking statements that are included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such information involves risks and uncertainties that could result in the Company's actual results differing from those projected in the forward-looking statements. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include, but are not limited to, (1) the Company may incur additional loan loss provision due to negative credit quality trends in the future that may lead to a deterioration of asset quality; (2) the Company may incur increased charge-offs in the future; (3) the Company may experience increases in the default rates on previously securitized loans that would result in impairment losses or lower the yield on such loans;(4) the Company could have adverse legal actions of a material nature; (5) the Company may face competitive loss of customers; (6) the Company may be unable to manage its expense levels; (7) the Company may have difficulty retaining key employees; (8) changes in the interest rate environment may have results on the Company's operations materially different from those anticipated by the Company's market risk management functions; (9) changes in general economic conditions and increased competition could adversely affect the Company's operating results; (10) changes in other regulations and government policies affecting bank holding companies and their subsidiaries, including changes in monetary policies, could negatively impact the Company's operating results; (11) the Company may experience difficulties growing loan and deposit balances; (12) the current economic environment poses significant challenges for us and could adversely affect our financial condition and results of operations; (13) continued deterioration in the financial condition of the U.S. banking system may impact the valuations of investments the Company has made in the securities of other financial institutions resulting in either actual losses or other than temporary impairments on such investments; and (14) the effects of the Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") recently adopted by the United States Congress. Forward-looking statements made herein reflect management's expectations as of the date such statements are made. Forward-looking statements made herein reflect management's expectations as of the date such statements are made. Such information is provided to assist stockholders and potential investors in understanding current and anticipated financial operations of the Company and is included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances that arise after the date such statements are made.

CITY HOLDING COMPANY AND SUBSIDIARIES
Financial Highlights
(Unaudited)

	Three Months Ended June 30,		Percent Change
	2011	2010	
Earnings ($000s, except per share data):			
Net Interest Income (FTE)	$ 22,760	$ 24,925	(8.69)%
Net Income available to common shareholders	9,830	10,715	(8.26)%
Earnings per Basic Share	0.65	0.68	(5.07)%
Earnings per Diluted Share	0.64	0.68	(5.13)%
Key Ratios (percent):			
Return on Average Assets	1.45%	1.60%	(9.82)%
Return on Average Tangible Equity	15.21%	16.65%	(8.69)%
Net Interest Margin	3.78%	4.22%	(10.56)%
Efficiency Ratio	63.49%	52.00%	22.10%
Average Shareholders' Equity to Average Assets	11.59%	11.76%	(1.45)%
Consolidated Risk Based Capital Ratios (a):			
Tier I	13.42%	13.46%	(0.30)%
Total	14.37%	14.45%	(0.55)%
Tangible Equity to Tangible Assets	9.56%	9.90%	(3.50)%
Common Stock Data:			
Cash Dividends Declared per Share	$ 0.34	$ 0.34	-
Book Value per Share	20.58	20.02	2.75%
Tangible Book Value per Share	16.84	16.39	2.76%
Market Value per Share:			
High	36.37	37.28	(2.44)%
Low	30.55	27.88	9.58%
End of Period	33.03	27.88	18.47%
Price/Earnings Ratio (b)	12.79	10.25	24.80%

	Six Months Ended June 30,		Percent Change
	2011	2010	
Earnings ($000s, except per share data):			
Net Interest Income (FTE)	$ 45,823	$ 48,670	(5.85)%
Net Income available to common shareholders	19,445	20,028	(2.91)%
Earnings per Basic Share	1.27	1.27	0.04%
Earnings per Diluted Share	1.26	1.26	(0.07)%
Key Ratios (percent):			
Return on Average Assets	1.44%	1.51%	(4.50)%
Return on Average Tangible Equity	14.94%	15.61%	(4.33)%
Net Interest Margin	3.86%	4.18%	(7.67)%
Efficiency Ratio	59.61%	53.42%	11.60%
Average Shareholders' Equity to Average Assets	11.75%	11.81%	(0.58)%
Common Stock Data:			
Cash Dividends Declared per Share	$ 0.68	$ 0.68	-
Market Value per Share:			
High	37.22	37.28	(0.16)%
Low	30.55	27.88	9.58%
Price/Earnings Ratio (b)	13.04	11.01	18.42%

(a) June 30, 2011 risk-based capital ratios are estimated
(b) June 30, 2011 price/earnings ratio computed based on annualized second quarter 2011 earnings

CITY HOLDING COMPANY AND SUBSIDIARIES
Financial Highlights
(Unaudited)

Book Value and Market Price Range per Share

	Book Value per Share				Market Price Range per Share	
	March 31	June 30	September 30	December 31	Low	High
2007	$ 17.62	$ 17.40	$ 17.68	$ 18.14	$ 31.16	$ 41.54
2008	18.92	18.72	17.61	17.58	29.08	42.88
2009	17.69	18.24	18.95	19.37	20.88	34.34
2010	19.71	20.02	20.31	20.31	26.87	38.03
2011	20.39	20.58			30.55	37.22

Earnings per Basic Share

	Quarter Ended				
	March 31	June 30	September 30	December 31	Year-to-Date
2007	$ 0.76	$ 0.72	$ 0.76	$ 0.78	$ 3.02
2008	0.81	0.83	(0.16)	0.26	1.74
2009	0.69	0.64	0.66	0.70	2.69
2010	0.59	0.68	0.58	0.64	2.48
2011	0.62	0.65			1.27

Earnings per Diluted Share

	Quarter Ended				
	March 31	June 30	September 30	December 31	Year-to-Date
2007	$ 0.76	$ 0.72	$ 0.76	$ 0.78	$ 3.01
2008	0.80	0.83	(0.16)	0.26	1.74
2009	0.69	0.64	0.66	0.70	2.68
2010	0.58	0.68	0.58	0.64	2.47
2011	0.62	0.64			1.26

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Statements of Income
(Unaudited) ($ in 000s, except per share data)

	Three Months Ended June 30,	
	2011	2010
Interest Income		
Interest and fees on loans	$ 23,352	$ 25,991
Interest on investment securities:		
Taxable	4,513	5,317
Tax-exempt	445	461
Interest on federal funds sold	13	1
Total Interest Income	28,323	31,770
Interest Expense		
Interest on deposits	5,568	6,831
Interest on short-term borrowings	77	98
Interest on long-term debt	158	163
Total Interest Expense	5,803	7,092
Net Interest Income	22,520	24,678
Provision for loan losses	1,286	1,823
Net Interest Income After Provision for Loan Losses	21,234	22,855
Non-Interest Income		
Total investment securities impairment losses	-	(1,237)
Noncredit impairment losses recognized in other comprehensive income	-	944
Net investment securities impairment losses	-	(293)
Gains on sale of investment securities	3,128	62
Net investment securities gains (losses)	3,128	(231)
Service charges	9,855	10,448
Insurance commissions	1,504	1,244
Trust and investment management fee income	730	567
Bank owned life insurance	745	813
Other income	575	437
Total Non-Interest Income	16,537	13,278
Non-Interest Expense		
Salaries and employee benefits	10,183	9,745
Occupancy and equipment	1,921	1,874
Depreciation	1,140	1,174
FDIC insurance expense	932	918
Advertising	628	1,241
Bankcard expenses	633	448
Postage, delivery, and statement mailings	510	615
Office supplies	452	484
Legal and professional fees	3,511	398
Telecommunications	417	440
Repossessed asset (gains)/losses, net of expenses	(7)	78
Other expenses	2,592	2,550
Total Non-Interest Expense	22,912	19,965
Income Before Income Taxes	14,859	16,168
Income tax expense	5,029	5,453
Net Income Available to Common Shareholders	$ 9,830	$ 10,715
Distributed earnings allocated to common shareholders	$ 5,092	$ 5,274
Undistributed earnings allocated to common shareholders	4,669	5,373
Net earnings allocated to common shareholders	$ 9,761	$ 10,647
Average common shares outstanding	15,120	15,656
Effect of dilutive securities:		
Employee stock options	73	65
Shares for diluted earnings per share	15,193	15,721
Basic earnings per common share	$ 0.65	$ 0.68
Diluted earnings per common share	$ 0.64	$ 0.68

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Statements of Income
(Unaudited) ($ in 000s, except per share data)

	Six months ended June 30,	
	2011	2010
Interest Income		
Interest and fees on loans	$ 47,090	$ 50,845
Interest on investment securities:		
Taxable	9,055	10,928
Tax-exempt	907	931
Interest on federal funds sold	26	1
Total Interest Income	57,078	62,705
Interest Expense		
Interest on deposits	11,279	14,015
Interest on short-term borrowings	149	198
Interest on long-term debt	315	323
Total Interest Expense	11,743	14,536
Net Interest Income	45,335	48,169
Provision for loan losses	2,372	2,903
Net Interest Income After Provision for Loan Losses	42,963	45,266
Non-Interest Income		
Total investment securities impairment losses	-	(4,440)
Noncredit impairment losses recognized in other comprehensive income	-	2,496
Net investment securities impairment losses	-	(1,944)
Gains on sale of investment securities	3,128	62
Net investment securities gains (losses)	3,128	(1,882)
Service charges	18,909	20,676
Insurance commissions	3,125	2,641
Trust and investment management fee income	1,483	1,429
Bank owned life insurance	1,503	1,541
Other income	1,051	985
Total Non-Interest Income	29,199	25,390
Non-Interest Expense		
Salaries and employee benefits	20,095	19,494
Occupancy and equipment	4,027	3,919
Depreciation	2,276	2,392
FDIC insurance expense	1,884	1,813
Advertising	1,308	2,154
Bankcard expenses	1,134	924
Postage, delivery, and statement mailings	1,064	1,224
Office supplies	991	977
Legal and professional fees	3,980	761
Telecommunications	846	891
Repossessed asset losses, net of expenses	191	1,024
Other expenses	4,974	4,943
Total Non-Interest Expense	42,770	40,516
Income Before Income Taxes	29,392	30,140
Income tax expense	9,947	10,112
Net Income Available to Common Shareholders	$ 19,445	$ 20,028
Distributed earnings allocated to common shareholders	$ 10,184	$ 10,549
Undistributed earnings allocated to common shareholders	9,123	9,355
Net earnings allocated to common shareholders	$ 19,307	$ 19,904
Average common shares outstanding	15,244	15,722
Effect of dilutive securities:		
Employee stock options	78	63
Shares for diluted earnings per share	15,322	15,785
Basic earnings per common share	$ 1.27	$ 1.27
Diluted earnings per common share	$ 1.26	$ 1.26

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity
(Unaudited) ($ in 000s)

| | Three Months Ended | |
	June 30, 2011	June 30, 2010
Balance at April 1	$ 311,122	$ 312,835
Net income	9,830	10,715
Other comprehensive income:		
Change in unrealized gain on securities available-for-sale	165	2,106
Change in unrealized (loss) on interest rate floors	(99)	(826)
Cash dividends declared ($0.34/share)	(5,129)	(5,312)
Issuance of stock award shares, net	202	119
Exercise of 1,500 stock options	-	43
Purchase of 176,779 common shares of treasury	(5,712)	-
Purchase of 213,000 common shares of treasury	-	(7,105)
Balance at June 30	$ 310,379	$ 312,575

| | Six Months Ended | |
	June 30, 2011	June 30, 2010
Balance at January 1	$ 314,861	$ 308,902
Net income	19,445	20,028
Other comprehensive income:		
Change in unrealized gain on securities available-for-sale	954	5,242
Change in unrealized (loss) on interest rate floors	(295)	(1,738)
Cash dividends declared ($0.68/share)	(10,319)	(10,685)
Issuance of stock award shares, net	665	490
Exercise of 5,476 stock options	153	-
Exercise of 1,700 stock options	-	46
Purchase of 447,524 common shares of treasury	(15,085)	-
Purchase of 297,015 common shares of treasury	-	(9,710)
Balance at June 30	$ 310,379	$ 312,575

CITY HOLDING COMPANY AND SUBSIDIARIES
Condensed Consolidated Quarterly Statements of Income
(Unaudited) ($ in 000s, except per share data)

		June 30 2011		March 31 2011		Quarter Ended December 31 2010		September 30 2010		June 30 2010
Interest income	$	28,323	$	28,754	$	29,241	$	29,970	$	31,770
Taxable equivalent adjustment		240		248		244		244		246
Interest income (FTE)		28,563		29,002		29,485		30,214		32,016
Interest expense		5,803		5,940		6,283		6,810		7,092
Net interest income		22,760		23,062		23,202		23,404		24,924
Provision for loan losses		1,286		1,086		2,343		1,847		1,823
Net interest income after provision										
for loan losses		21,474		21,976		20,859		21,557		23,101
Noninterest income		16,537		12,662		11,905		11,643		13,278
Noninterest expense		22,912		19,858		18,400		19,804		19,965
Income before income taxes		15,099		14,780		14,364		13,396		16,414
Income tax expense		5,029		4,918		4,212		4,129		5,453
Taxable equivalent adjustment		240		248		244		244		246
Net income available to common shareholders	$	9,830	$	9,614	$	9,908	$	9,023	$	10,715
Distributed earnings allocated to common shareholders	$	5,092	$	5,154	$	5,239	$	5,237	$	5,274
Undistributed earnings allocated to common shareholders		4,669		4,392		4,610		3,733		5,373
Net earnings allocated to common shareholders	$	9,761	$	9,546	$	9,849	$	8,970	$	10,647
Average common shares outstanding		15,120		15,380		15,439		15,496		15,656
Effect of dilutive securities:										
Employee stock options		73		82		69		56		65
Shares for diluted earnings per share		15,193		15,462		15,508		15,552		15,721
Basic earnings per common share	$	0.65	$	0.62	$	0.64	$	0.58	$	0.68
Diluted earnings per common share		0.64		0.62		0.64		0.58		0.68
Cash dividends declared per share		0.34		0.34		0.34		0.34		0.34
Net Interest Margin		3.78%		3.95%		3.92%		3.94%		4.22%

CITY HOLDING COMPANY AND SUBSIDIARIES
Non-Interest Income and Non-Interest Expense
(Unaudited) ($ in 000s)

		June 30 2011		March 31 2011		Quarter Ended December 31 2010		September 30 2010		June 30 2010
Non-Interest Income:										
Service charges	$	9,855	$	9,054	$	9,624	$	9,702	$	10,448
Insurance commissions		1,504		1,621		1,503		1,346		1,244
Trust and investment management fee income		730		753		720		618		567
Bank owned life insurance		745		758		751		1,104		813
Other income		575		476		527		439		437
Subtotal		13,409		12,662		13,125		13,209		13,509
Total investment securities impairment losses		-		-		(1,932)		(3,028)		(1,237)
Noncredit impairment losses recognized in other comprehensive income		-		-		713		127		944
Net investment securities impairment losses		-		-		(1,219)		(2,901)		(293)
Gain (loss) on sale of investment securities		3,128		-		(1)		1,335		62
Total Non-Interest Income	$	16,537	$	12,662	$	11,905	$	11,643	$	13,278
Non-Interest Expense:										
Salaries and employee benefits	$	10,183	$	9,912	$	8,930	$	9,817	$	9,745
Occupancy and equipment		1,921		2,106		1,861		1,917		1,874
Depreciation		1,140		1,136		1,138		1,145		1,174
FDIC insurance expense		932		952		958		963		918
Advertising		628		680		647		891		1,241
Bankcard expenses		633		501		548		481		448
Postage, delivery and statement mailings		510		554		548		599		615
Office supplies		452		539		457		497		484
Legal and professional fees		3,511		456		502		414		398
Telecommunications		417		429		428		413		440
Repossessed asset (gains) losses, net of expenses		(7)		198		196		234		78
Other expenses		2,592		2,382		2,187		2,433		2,550
Total Non-Interest Expense	$	22,912	$	19,858	$	18,400	$	19,804	$	19,965
Employees (Full Time Equivalent)		795		796		805		801		812
Branch Locations		68		68		68		68		67

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Balance Sheets
($ in 000s)

	June 30 2011		December 31 2010	
	(Unaudited)			
Assets				
Cash and due from banks	$	59,020	$	50,043
Interest-bearing deposits in depository institutions		6,825		5,336
Federal funds sold		35,000		11,000
Cash and cash equivalents		100,845		66,379
Investment securities available-for-sale, at fair value		440,889		429,720
Investment securities held-to-maturity, at amortized cost		23,883		23,865
Total investment securities		464,772		453,585
Gross loans		1,897,344		1,865,000
Allowance for loan losses		(18,944)		(18,224)
Net loans		1,878,400		1,846,776
Bank owned life insurance		77,705		76,231
Premises and equipment, net		64,403		64,530
Accrued interest receivable		7,704		7,264
Net deferred tax assets		29,937		29,235
Intangible assets		56,368		56,573
Other assets		33,686		36,722
Total Assets	$	2,713,820	$	2,637,295
Liabilities				
Deposits:				
Noninterest-bearing	$	353,495	$	337,927
Interest-bearing:				
Demand deposits		510,985		486,737
Savings deposits		421,134		397,042
Time deposits		949,007		949,669
Total deposits		2,234,621		2,171,375
Short-term borrowings		127,199		112,710
Long-term debt		16,495		16,495
Other liabilities		25,126		21,854
Total Liabilities		2,403,441		2,322,434
Stockholders' Equity				
Preferred stock, par value $25 per share: 500,000 shares authorized; none issued		-		-
Common stock, par value $2.50 per share: 50,000,000 shares authorized;				
18,499,282 shares issued at June 30, 2011 and December 31, 2010				
less 3,414,116 and 2,994,501 shares in treasury, respectively		46,249		46,249
Capital surplus		102,938		103,057
Retained earnings		280,031		270,905
Cost of common stock in treasury		(117,001)		(102,853)
Accumulated other comprehensive loss:				
Unrealized gain on securities available-for-sale		1,976		1,022
Unrealized gain on derivative instruments		-		295
Underfunded pension liability		(3,814)		(3,814)
Total Accumulated Other Comprehensive Loss		(1,838)		(2,497)
Total Stockholders' Equity		310,379		314,861
Total Liabilities and Stockholders' Equity	$	2,713,820	$	2,637,295

CITY HOLDING COMPANY AND SUBSIDIARIES
Investment Portfolio
(Unaudited) ($ in 000s)

	Original Cost		Credit-Related Net Investment Impairment Losses through June 30, 2011		Unrealized Gains (Losses)		Carrying Value	
Mortgage Backed Securities	$	238,275	$	-	$	7,138	$	245,413
Municipal Bonds		58,656		-		913		59,569
Pooled Bank Trust Preferreds		26,656		(19,241)		(4,599)		2,816
Single Issuer Bank Trust Preferreds,								
Subdebt of Financial Institutions, and								
Bank Holding Company Preferred Stocks		86,414		(1,653)		(197)		84,564
Money Markets and Mutual Funds		55,289		-		8		55,297
Federal Reserve Bank and FHLB stock		11,985		-		-		11,985
Community Bank Equity Positions		10,348		(5,130)		(91)		5,128
Total Investments	$	487,623	$	(26,024)	$	3,173	$	464,772

CITY HOLDING COMPANY AND SUBSIDIARIES
Loan Portfolio
(Unaudited) ($ in 000s)

	June 30 2011		March 31 2011		December 31 2010		September 30 2010		June 30 2010
Residential real estate [1]	$	622,118	$	615,635	$	610,369	$	605,351	$	605,026
Home equity		420,752		415,719		416,172		411,481		404,789
Commercial and industrial		121,149		129,475		134,612		135,407		140,406
Commercial real estate [2]		693,959		668,710		661,758		629,924		637,708
Consumer		36,626		37,482		38,424		39,879		40,447
DDA overdrafts		2,415		1,970		2,876		2,528		3,412
Previously securitized loans		325		533		789		1,268		1,784
Gross Loans	$	1,897,344	$	1,869,524	$	1,865,000	$	1,825,838	$	1,833,572

[1] - Included in residential real estate loans are $6.9 million and $9.4 million of construction loans at June 30, 2011 and March 31, 2011.

[2] - Included in commercial real estate loans are $23.4 million and $24.3 million of construction loans at June 30, 2011 and March 31, 2011.

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Average Balance Sheets, Yields, and Rates
(Unaudited) ($ in 000s)

		Three Months Ended June 30,				
	2011			2010		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets:						
Loan portfolio [1]:						
Residential real estate	$ 613,463	$ 7,342	4.80%	$ 596,474	$ 7,885	5.30%
Home equity [2]	418,305	4,965	4.76%	401,757	5,316	5.31%
Commercial, financial, and agriculture [3]	797,909	9,440	4.75%	771,234	10,018	5.21%
Installment loans to individuals [4]	46,427	852	7.36%	51,442	1,015	7.91%
Previously securitized loans	426	753	708.98%	915	1,757	770.20%
Total loans	1,876,530	23,352	4.99%	1,821,822	25,991	5.72%
Securities:						
Taxable	449,006	4,513	4.03%	487,604	5,317	4.37%
Tax-exempt [5]	48,351	685	5.68%	49,501	708	5.74%
Total securities	497,357	5,198	4.19%	537,105	6,025	4.50%
Deposits in depository institutions	7,298	-	-	6,110	-	-
Federal funds sold	35,000	13	0.15%	1,445	1	0.28%
Total interest-earning assets	2,416,185	28,563	4.74%	2,366,482	32,017	5.43%
Cash and due from banks	52,867			53,556		
Bank premises and equipment	64,432			64,486		
Other assets	203,262			206,809		
Less: Allowance for loan losses	(18,797)			(19,520)		
Total assets	$ 2,717,949			$ 2,671,813		
Liabilities:						
Interest-bearing demand deposits	489,876	243	0.20%	464,306	342	0.30%
Savings deposits	417,453	273	0.26%	391,407	259	0.27%
Time deposits	960,187	5,052	2.11%	991,902	6,230	2.52%
Short-term borrowings	120,139	77	0.26%	110,954	98	0.35%
Long-term debt	16,495	158	3.84%	16,925	163	3.86%
Total interest-bearing liabilities	2,004,150	5,803	1.16%	1,975,494	7,092	1.44%
Noninterest-bearing demand deposits	379,129			362,363		
Other liabilities	19,707			19,792		
Stockholders' equity	314,963			314,164		
Total liabilities and stockholders' equity	$ 2,717,949			$ 2,671,813		
Net interest income		$ 22,760			$ 24,925	
Net yield on earning assets			3.78%			4.22%

[1] For purposes of this table, non-accruing loans have been included in average balances and loan fees, which are immaterial, have been included in interest income.

[2] Interest income includes $154 and $647 from interest rate floors for the three months ended June 30, 2011 and June 30, 2010, respectively.

[3] Includes the Company's commercial and industrial and commercial real estate loan categories. Interest income includes $242 and $694 from interest rate floors for the three months ended June 30, 2011 and June 30, 2010, respectively.

[4] Includes the Company's consumer and DDA overdrafts loan categories.

[5] Computed on a fully federal tax-equivalent basis assuming a tax rate of approximately 35%.

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Average Balance Sheets, Yields, and Rates
(Unaudited) ($ in 000s)

		Six Months Ended June 30,				
	2011				**2010**	
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets:						
Loan portfolio:						
Residential real estate	$ 611,071	$ 14,812	4.89%	$ 594,715	$ 15,779	5.35%
Home equity	416,495	10,039	4.86%	399,735	10,674	5.38%
Commercial, financial, and agriculture	795,238	18,917	4.80%	762,440	19,928	5.27%
Installment loans to individuals	45,841	1,664	7.32%	49,492	1,928	7.86%
Previously securitized loans	541	1,658	618.02%	1,177	2,536	434.50%
Total loans	1,869,186	47,090	5.08%	1,807,559	50,845	5.67%
Securities:						
Taxable	434,624	9,055	4.20%	482,646	10,928	4.57%
Tax-exempt	49,532	1,395	5.68%	49,567	1,432	5.83%
Total securities	484,156	10,450	4.35%	532,213	12,360	4.68%
Deposits in depository institutions	7,976	-	-	5,446	-	-
Federal funds sold	30,913	26	0.17%	727	1	0.28%
Total interest-earning assets	2,392,231	57,566	4.85%	2,345,945	63,206	5.43%
Cash and due from banks	54,653			54,094		
Bank premises and equipment	64,387			64,302		
Other assets	203,875			207,310		
Less: Allowance for loan losses	(18,677)			(19,315)		
Total assets	$ 2,696,469			$ 2,652,336		
Liabilities:						
Interest-bearing demand deposits	487,553	487	0.20%	460,658	692	0.30%
Savings deposits	409,818	530	0.26%	386,680	540	0.28%
Time deposits	956,430	10,262	2.16%	995,760	12,783	2.59%
Short-term borrowings	115,690	149	0.26%	110,561	198	0.36%
Long-term debt	16,495	315	3.85%	16,934	323	3.85%
Total interest-bearing liabilities	1,985,986	11,743	1.19%	1,970,593	14,536	1.49%
Noninterest-bearing demand deposits	374,270			351,806		
Other liabilities	19,494			16,588		
Stockholders' equity	316,719			313,349		
Total liabilities and stockholders' equity	$ 2,696,469			$ 2,652,336		
Net interest income		$ 45,823			$ 48,670	
Net yield on earning assets			3.86%			4.18%

(1) For purposes of this table, non-accruing loans have been included in average balances and loan fees, which are immaterial, have been included in interest income.

(2) Interest income includes $632 and $1,368 from interest rate floors for the six months ended June 30, 2011 and June 30, 2010, respectively.

(3) Includes the Company's commercial and industrial and commercial real estate loan categories. Interest income includes $488 and $1,453 from interest rate floors for the six months ended June 30, 2011 and June 30, 2010, respectively.

(4) Includes the Company's consumer and DDA overdrafts loan categories.

(5) Computed on a fully federal tax-equivalent basis assuming a tax rate of approximately 35%.

CITY HOLDING COMPANY AND SUBSIDIARIES
Analysis of Risk-Based Capital
(Unaudited) ($ in 000s)

	June 30 2011 (a)		March 31 2011		December 31 2010		September 30 2010		June 30 2010
Tier I Capital:									
Stockholders' equity	$	310,379	$	311,122	$	314,861	$	314,841	$	312,575
Goodwill and other intangibles		(56,173)		(56,276)		(56,378)		(56,487)		(56,596)
Accumulated other comprehensive loss (income)		1,838		1,904		2,497		(2,498)		(950)
Qualifying trust preferred stock		16,000		16,000		16,000		16,000		16,000
Unrealized loss on AFS securities		(82)		(856)		(521)		(1,277)		(3,668)
Excess deferred tax assets		(4,462)		(4,174)		(2,904)		(2,915)		(3,530)
Total tier I capital	$	267,499	$	267,720	$	273,555	$	267,664	$	263,831
Total Risk-Based Capital:									
Tier I capital	$	267,499	$	267,720	$	273,555	$	267,664	$	263,831
Qualifying allowance for loan losses		18,944		18,414		18,224		18,364		19,456
Total risk-based capital	$	286,443	$	286,134	$	291,779	$	286,028	$	283,287
Net risk-weighted assets	$	1,993,003	$	1,977,395	$	1,970,635	$	1,949,080	$	1,952,076
Ratios:									
Average stockholders' equity to average assets		11.59%		11.91%		12.09%		11.90%		11.76%
Tangible capital ratio		9.56%		9.63%		10.01%		10.04%		9.90%
Risk-based capital ratios:									
Tier I capital		13.42%		13.54%		13.88%		13.73%		13.46%
Total risk-based capital		14.37%		14.47%		14.81%		14.68%		14.45%
Leverage capital		10.07%		10.24%		10.54%		10.30%		10.06%

(a) June 30, 2011 risk-based capital ratios are estimated

CITY HOLDING COMPANY AND SUBSIDIARIES
Intangibles
(Unaudited) ($ in 000s)

	As of and for the Quarter Ended								
	June 30 2011		March 31 2011		December 31 2010		September 30 2010		June 30 2010
Intangibles, net	$	56,368	$	56,471	$	56,573	$	56,682	$	56,791
Intangibles amortization expense		103		102		109		109		109

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Loan Loss Experience
(Unaudited) ($ in 000s)

					Quarter Ended				
		June 30 2011		March 31 2011		December 31 2010		September 30 2010	June 30 2010
Balance at beginning of period	$	18,414	$	18,224	$	18,364	$	19,456 $	18,836
Charge-offs:									
Commercial and industrial		-		75		25		-	-
Commercial real estate		166		34		149		2,046	796
Residential real estate		377		550		511		457	399
Home equity		168		237		312		197	238
Consumer		14		44		38		43	20
DDA overdrafts		392		434		1,867		615	565
Total charge-offs		1,117		1,374		2,902		3,358	2,018
Recoveries:									
Commercial and industrial		3		3		5		12	2
Commercial real estate		26		2		24		16	376
Residential real estate		12		6		12		12	37
Home equity		4		1		15		-	1
Consumer		11		38		37		29	53
DDA overdrafts		305		428		326		350	346
Total recoveries		361		478		419		419	815
Net charge-offs		756		896		2,483		2,939	1,203
Provision for loan losses		1,286		1,086		2,343		1,847	1,823
Balance at end of period	$	18,944	$	18,414	$	18,224	$	18,364 $	19,456
Loans outstanding	$	1,897,344	$	1,869,524	$	1,865,000	$	1,825,838 $	1,833,572
Average loans outstanding		1,876,530		1,861,760		1,837,687		1,829,119	1,821,822
Allowance as a percent of loans outstanding		1.00%		0.98%		0.98%		1.01%	1.06%
Allowance as a percent of non-performing loans		81.08%		72.14%		156.39%		160.40%	177.78%
Net charge-offs (annualized) as a percent of average loans outstanding		0.16%		0.19%		0.54%		0.64%	0.26%
Net charge-offs, excluding overdraft deposit accounts, (annualized) as a percent of average loans outstanding		0.14%		0.19%		0.21%		0.58%	0.22%

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Non-Performing Assets
(Unaudited) ($ in 000s)

		June 30 2011		March 31 2011		December 31 2010		September 30 2010		June 30 2010
Nonaccrual loans	$	23,178	$	25,166	$	10,817	$	11,220	$	10,246
Accruing loans past due 90 days or more		188		358		782		195		698
Previously securitized loans past due 90 days or more		-		-		54		34		-
Total non-performing loans		23,366		25,524		11,653		11,449		10,944
Other real estate owned		7,999		7,241		9,316		12,636		12,722
Total non-performing assets	$	31,365	$	32,765	$	20,969	$	24,085	$	23,666
Non-performing assets as a percent of loans and other real estate owned		1.65%		1.75%		1.12%		1.31%		1.28%

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Total Past Due Loans
(Unaudited) ($ in 000s)

		June 30 2011		March 31 2011		December 31 2010		September 30 2010		June 30 2010
Residential real estate	$	4,971	$	3,293	$	4,774	$	3,815	$	5,298
Home equity		2,299		2,260		2,276		2,863		1,763
Commercial and industrial		476		397		-		150		332
Commercial real estate		2,186		1,740		775		112		3,348
Consumer		185		75		147		106		168
Previously securitized loans		305		262		345		518		394
DDA overdrafts		279		231		361		337		399
Total past due loans	$	10,701	$	8,258	$	8,678	$	7,901	$	11,702